                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of class of securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                               875 Third Avenue,
                      New York, NY  10022   (212) 909-6000
      (Name, Address and telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 3, 1996
                  (Date of event which requires filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages



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CUSIP No. 12686C-10-9                 13D


(1)      Names of Reporting Persons              Charles F. Dolan 1994
         S.S. or I.R.S. Identifica-              Grantor Retained Annuity Trust
         tion Nos. of Above Persons              EIN:  29-326-3610
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                    (a)_______________________
         if a Member of a Group                           x
                                                      (b)_______________________
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                         N/A*
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                            U.S.A.
--------------------------------------------------------------------------------
Number of Shares             (7) Sole Voting Power            1,852,378**
Beneficially Owned           --------------------------------------------------
by Each Reporting            (8) Shared Voting Power              0
Person With                  ---------------------------------------------------
                             (9) Sole Dispositive Power       1,852,378**
                             ---------------------------------------------------
                            (10) Shared Dispositive Power         0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                       1,852,378**
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                      11.4%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                             OO***


____________________

*    See Exhibit A.

** The co-trustees of this Trust are also the co-trustees of the Charles F. Dolan 1996 Grantor Retained Annutiy Trust which owns 2,147,622 shares of Class B Common Stock of the Issuer, representing approximately 13.0% of the outstanding shares of Class A Common Stock of the Issuer, and which has the same terms and characteristics as this Trust, as described in Exhibit A.

***  Reporting Person is a Trust.


                              Page 2 of 7 Pages
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CUSIP No. 12686C-10-9                 13D


               CONTINUATION PAGES OF AMENDMENT NO. 1 TO SCHEDULE
                     13D FILED BY THE CHARLES F. DOLAN 1994
                         GRANTOR RETAINED ANNUITY TRUST

                 This Amendment No. 1 to the Schedule 13D, dated January 6, 1995 (the "Schedule 13D"), previously filed by the Charles F. Dolan 1994 Grantor Retained Annuity Trust (the "Trust"), is being filed in connection with changes in the Trust's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"), resulting from the distribution from the Trust of certain shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock").

                 In addition, in accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, this Amendment No. 4 restates the Schedule 13D.

Item 1.          SECURITY AND ISSUER.

                 The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $.01 per share, of the Issuer (the "Class A Common Stock"). The address of the principal executive offices of the Issuer is One Media Crossways, Woodbury, New York 11797.

Item 2.          IDENTITY AND BACKGROUND.

                 (a) The name of the person filing this statement is the Charles F. Dolan 1994 Grantor Retained Annuity Trust.

                 (b) The business address of the Trust is One Media Crossways Drive, Woodbury, NY, 11797.

                 (c)      Not applicable. See Exhibit A.

                 (d) The Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) The Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 3 of 7 Pages
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CUSIP No. 12686C-10-9                 13D


                 (f) The Trust is governed and construed according to the laws of the State of New York.

Item 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The shares held by the Trust were not acquired by purchase. See Exhibit A.

Item 4.          PURPOSE OF TRANSACTION.

                 The Trust was established by Charles F. Dolan for estate planning purposes. See Exhibit A. The Trust has no plans or proposals which relate or would result in:

                 (a) the acquisition by any person of additional securities of the Issuer or the disposition of additional securities of the Issuer;

                 (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer, involving the Issuer or any of its subsidiaries;

                 (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                 (d) any change in the present board of directors or management of the Issuer;

                 (e) any material change in the Issuer's present capitalization or dividend policy;

                 (f) any other material change in the Issuer's business or corporate structure;

                 (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                 (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i) a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                 (j) any action similar to any of those enumerated above.


                               Page 4 of 7 Pages
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CUSIP No. 12686C-10-9                 13D


Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) After the distribution described in (c) below, the Trust owns 1,852,378 shares of Class B Common Stock which are convertible at the option of the holder share for share into Class A Common Stock. This amount represents approximately 11.4% of the outstanding shares of Class A Common Stock.

                 (b) The Trust, through its trustees, has the (i) sole power to vote or to direct the vote of 1,852,378 shares of Class B Common Stock convertible into Class A Common Stock and (ii) sole power to dispose or to direct the disposition of 1,852,378 shares of Class B Common Stock convertible into Class A Common Stock. The Trust does not have shared voting power or dispositive power over any shares of Common Stock of the Issuer. See Exhibit A.

                 (c) On January 3, 1996, the Trust made a distribution to Charles F. Dolan ("Mr. Dolan") of 2,147,622 shares of Class B Common Stock. Mr. Dolan subsequently transferred these shares to the Charles F. Dolan 1996 Grantor Retained Annuity Trust established by Mr. Dolan for estate planning purposes.

                 (d)      See Exhibit A.

                 (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 See Exhibit A.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 Not applicable.


                               Page 5 of 7 Pages
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CUSIP No. 12686C-10-9                 13D


SIGNATURE.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 15, 1996


                                             Charles F. Dolan 1994
                                             Grantor Retained Annuity Trust


                          Signature:  /s/ Helen A. Dolan, Trustee
                                      By William A. Frewin, Jr.
                                      -------------------------------------
                          Name/Title: Helen A. Dolan, Trustee
                                      By William A. Frewin, Jr.,
                                      attorney-in-fact


                          Signature:  /s/ Lawrence Dolan, Trustee
                                      By William A. Frewin, Jr.
                                      -------------------------------------
                          Name/Title: Lawrence Dolan, Trustee
                                      By William A. Frewin, Jr.,
                                      attorney-in-fact


                               Page 6 of 7 Pages
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CUSIP No. 12686C-10-9                 13D


                                   Exhibit A

                 The Charles F. Dolan 1994 Grantor Retained Annuity Trust (the "Trust") was established on December 31, 1994, by Charles F. Dolan ("Mr. Dolan") for estate planning purposes, and as of February 6, 1996, owns 1,852,378 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). Class B Common Stock is convertible at the option of the holder share for share into Class A Common Stock, par value $.01 per share, of the Issuer. The Trust, through its trustees, has the sole power to vote and dispose of such shares.
Mr. Dolan has a power to reacquire any property held by the Trust by substituting other property of equivalent value. Under certain rules of the Securities and Exchange Commission, so long as the Trust retains such powers, it is deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting. The two co-trustees (the "Trustees") of the Trust are Helen A. Dolan ("Mrs. Dolan") and Lawrence Dolan who have the shared power to vote and dispose of such shares.

                 For two years or until the earlier death of Mr. Dolan, the Trust will pay to Mr. Dolan a certain percentage of the fair market value of the property initially contributed to the Trust (the "Annuity"). If Mr. Dolan dies during such two-year term and is survived by Mrs. Dolan, the remaining portion of the Annuity will be paid to Mrs. Dolan until the earlier of her death or the expiration of such two-year term, provided that Mr. Dolan may revoke Mrs. Dolan's right to receive such payments. In addition, the Trustees may pay to Mr. Dolan (or, if Mr. Dolan dies within such two-year term, to Mrs. Dolan) such amounts in excess of the Annuity as the Trustees in their discretion may deem advisable. If Mr. Dolan is living at the expiration of the term of the Trust, the remainder will pass into another trust for the benefit of Mrs. Dolan and all descendants of Charles F. Dolan living at any time and from time to time. If Mr. Dolan is not living at the expiration of the term of the Trust, the then principal of the Trust will revert to his estate.


                               Page 7 of 7 Pages